Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund November 2012 Update
December 19, 2012

Supplement dated December 19, 2012 to Prospectus dated April 30, 2012
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.6%	-6.6%	$35.3M	$1,210.12
B	-0.7%	-7.2%	$338.6M	$1,020.26
Legacy 1	-0.4%	-4.6%	$4.9M	$869.91
Legacy 2	-0.5%	-4.9%	$12.1M	$858.68
Global 1	-0.4%	-4.0%	$12.1M	$839.06
Global 2	-0.5%	-4.3%	$25.9M	$829.27
Global 3	-0.6%	-5.8%	$217.4M	$775.23

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Changes
Effective November 1, 2012, Lynx Asset Management AB, will trade on behalf of all classes of units of the Fund and will replace Global Advisors Jersey Ltd. and Welton Investment Corporation who will no longer trade for the Fund. For additional information, a supplement to the prospectus dated 12/1/2012 has been filed and a copy is available on our website at: http://grantparkfunds.com/files/2012%20Performance/December%202012/Prospectus%20Supplement%2012.01.2012.pdf

Sector Commentary
Currencies:  The euro surged against counterpart currencies as Eurozone officials agreed upon an expanded bailout package for Greece.  The Japanese yen fell throughout the month after the Bank of Japan hinted that it would pursue an expansionary monetary policy following the elections for Prime Minister.  Positive industrial production data out of China put pressure on demand for safe-haven assets, including downward pressure on the yen.

Energy:  Natural gas markets fell sharply near the month’s end because of uncommonly warm weather in the U.S.  Crude oil markets ended the month up as bullish economic data out of the U.S. and news of a new bailout plan for Greece quelled weak demand forecasts.  The tension in the Middle East surrounding the Israeli-Hamas conflict caused prices to rise as speculators believed violence in the region would hinder production.

Equities:  Global equity markets rallied in November, propelled by optimism stemming from positive U.S. economic data, strong European confidence data, and better-than-expected industrial production in China.

Fixed Income:  Global fixed-income markets finished the month higher as intramonth concerns regarding the unresolved U.S. debt crisis increased demand for less risky assets.  Despite finishing higher, debt markets fell sharply from mid-month highs as demand for safe-haven assets decreased because of an improved outlook for the Eurozone and China.

Grains/Foods:  Corn and soybean prices fell following reports of higher-than-expected crop yields.  Cocoa prices rose sharply throughout the month because of continued political instability in the Ivory Coast, as well as dry weather conditions in Ghana.  Sugar prices fell because of lower global demand and increased supplies.

Metals:  Gold prices fluctuated throughout the month in reaction to several global economic situations.   The gold markets ended the month modestly lower as U.S. dollar strength weighed on demand for inflation-hedging assets.  Copper prices ended the month higher as optimistic economic data around the world prompted bullish demand forecasts.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$14,976,860	$15,023,521
Change In Unrealized Income (Loss)	14,899,584	-319,857
Brokerage Commission	-220,326	-2,769,743
Exchange, Clearing Fee and NFA Charges	-75,851	-888,072
Other Trading Costs	-504,688	-6,575,478
Change in Accrued Commission	-25,697	-29,880
Net Trading Income (Loss)	-903,838	4,440,491

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$72,620	$1,110,858
Interest, Other	64,173	586,775
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-767,045	6,138,124

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	8,917,234
Operating Expenses	137,760	1,710,529
Organization and Offering Expenses	159,341	1,977,034
Brokerage Expenses	3,115,378	38,959,663
Dividend Expenses	0	0
Total Expenses	3,412,479	51,564,460

Net Income (Loss)	-$4,179,524	-$45,426,336

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$656,980,058	$798,842,191
Additions	4,532,159	41,211,257
Net Income (Loss)	-4,179,524	-45,426,336
Redemptions	-11,023,223	-148,317,642
Balance at November 30, 2012	$646,309,470	$646,309,470

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,210.116	29,182.32900	$35,314,002	-0.63%	-6.62%
B	$1,020.255	331,870.09823	$338,592,129	-0.68%	-7.17%
Legacy 1	$869.913	5,621.17711	$4,889,938	-0.44%	-4.64%
Legacy 2	$858.681	14,119.30579	$12,123,976	-0.46%	-4.91%
Global 1	$839.057	14,425.44252	$12,103,771	-0.43%	-4.04%
Global 2	$829.272	31,233.27505	$25,900,895	-0.45%	-4.27%
Global 3	$775.230	280,413.07305	$217,384,760	-0.60%	-5.76%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership